May 11, 2010	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via Edgar

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549
Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement covers the direct offering of up to 60,000,000 shares of the Company’s common stock, par value $0.00001 per share, by the Company.

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Matthew Eckert at (617) 832-3057.

Very truly yours, /s/ Paul Bork Paul Bork

PB:vlc
Enclosures

cc:	Mr. Harry Palmin Mr. Matthew Eckert